May 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Proficient Alpha Acquisition Corp. (the “Company”)

Registration Statement on Form S-1

File No. 333-231084

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), I-Bankers Securities, Inc., as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on May 28, 2019, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 17, 2019.
(ii)	Dates of distribution: May 17, 2019 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: six (other than I-Bankers Securities, Inc.).
(iv)	Number of prospectuses so distributed: 730.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

I-Bankers Securities, Inc.

By: /s/ Mike McCrory

Name:       Mike McCrory

Title:        CEO

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